BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

August 28, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristi Marrone
Senior Accountant

Re:	BGC Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35591

Dear Ms. Marrone:

On behalf of BGC Partners, Inc. (the “Company”), we are writing in response to the comment letter, dated August 1, 2014, from you relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 28, 2014 (File No. 001-35591).

For your convenience, the Company has repeated your comments in full, and the Company’s responses are consistent with the numbering of the comments and headings used in your letter.

Form 10-K for the Year Ended December 31, 2013

Cash Position Analysis, page 119

1.	Please tell us how you have determined that your measure cash position is not a non-GAAP measure.

Response #1

We do not view our Cash Position Analysis as a non-GAAP measure because it is based on the aggregation of three separate line items on our Consolidated Statement of Financial Condition which is prepared in accordance with GAAP. Our Cash Position Analysis is a measure of our liquidity and is comprised of Cash and cash equivalents, Securities owned, and Marketable securities. As of December 31, 2013, our Cash Position was $795.0 million as follows (in millions):

Cash and cash equivalents	$716.9
Securities owned	33.1
Marketable securities	45.0

Cash Position	$795.0

Due to the fact that our Cash Position Analysis is based on the aggregation of three line items from our GAAP Consolidated Statement of Financial Condition, we do not believe that it represents a non-GAAP measure. See CDIs 102.12; 104.05.

United States Securities and Exchange Commission

Division of Corporation Finance

August 28, 2014

Page | 2

Consolidated Statements of Operations, page 140

2.	Please present interest income, earn-outs, gain on divestitures and sale of investments and losses on equity investments below operating expenses in future filings, or tell us why you believe your current presentation complies with Rule 5-03 of Regulation S-X.

Response #2

We believe that our current presentation of Interest income, Earn-outs, Gain on divestiture and sale of investments, and Losses on equity investments complies with Rule 5-03 of Regulation S-X as follows:

Interest Income

Financial institutions such as banks and broker-dealers (in accordance with the AICPA Broker-Dealer Guide), typically present interest income as part of their operating results.

Since we hold certain interest-bearing instruments in the normal course of our operations (e.g., employee loans and U.S. Treasuries held for liquidity purposes), we present interest income as a component of our total revenues in our Income from operations. We believe that this presentation is appropriate and consistent with our (financial services) industry.

Earn-outs and Gain on divestiture and sale of investments

On June 28, 2013, we completed the sale of certain assets to The NASDAQ OMX Group, Inc., including the eSpeed brand name and various assets comprising the fully electronic portion of our benchmark on-the-run U.S. Treasury brokerage, market data and co-location service businesses (“eSpeed”). We concluded that under FASB ASC 205-20 our sale of eSpeed did not meet the definition of a discontinued operation, and therefore the associated gains (inclusive of the earn-out and gain on divestiture) should be accounted for as part of our Income from operations in accordance with FASB ASC 360-10-45 “Long-Lived Assets Classified as Held and Used”.

This guidance states that:

A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.

Based on this guidance, for the year ended December 31, 2013, we presented both the $723.1 million gain on divestiture and the $39.5 million of revenue associated with the earn-out related to the sale of eSpeed as Income from operations.

During the year ended December 31, 2012, we included a $52.5 million gain, related to the sale of some of our shares in the London Metals Exchange (the “LME”), as part of our Income from operations. Our shares were initially acquired as a requirement of our membership on the LME, which is an integral part of our operating business. When the Hong Kong Exchange & Clearing Limited acquired the LME in December 2012, we sold a portion of our shares and recognized the gain. As part of our ongoing business, we continue to hold the remaining shares as required for membership on the exchange. We view this item as a gain on the sale of an operating asset that was a required part of our operations, and we therefore believe that it was properly included in Income from operations.

United States Securities and Exchange Commission

Division of Corporation Finance

August 28, 2014

Page | 3

Losses on equity investments

Our equity method investments represent investments in entities in which we have a significant influence but not a controlling interest. These investments engage in similar business activities to the business lines that we engage in. In certain cases, we engage in business activities through the entities that comprise these investments. Based on the similarities in business activities and our activities through such entities, we view these investments as part of our overall operations, and we therefore include the Losses on equity investments as part of our Income from operations.

In addition, we view Losses on equity investments as immaterial to our overall results. As a percentage of total revenues, Losses on equity investment were 0.38% and 0.67% for the years ended December 31, 2013 and 2012, respectively.

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The Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned at 011 44 207 894 7473.

Very truly yours,

By:	/s/ Anthony Graham Sadler
Anthony Graham Sadler
Chief Financial Officer

cc:	Mr. Howard W. Lutnick (BGC Partners, Inc.)
Stephen M. Merkel, Esq. (BGC Partners, Inc.)
Ms. Janet Truncale (Ernst & Young, LLP)
Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)